 1

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FIRST NATIONAL BANKSHARES CORPORATION
(Exact name of registrant as specified in its charter)

West Virginia	62-1306172
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer Identification Number)

One Cedar Street, Ronceverte, West Virginia (Address of principal executive offices)	24970 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered	Name of Each Exchange Each Class is the Be Registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ X ]

Securities Act registration statement file number to which this form relates: (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $1.00 per share
(Title of class)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Authorized Stock

        First National has an authorized capital of 10,000,000 shares of common stock, par value $1.00 per share (“Common Stock”).

Dividends and Dividend Rights

        The shareholders of First National are currently entitled to receive dividends when and as declared by its Board of Directors. Dividends may be paid out of funds legally available therefore, and subject to the restrictions set forth in the West Virginia Business Corporation Act (West Virginia Code, Sections 31D-1-101, et seq.) (the “Corporation Act”). The Corporation Act provides that a corporation may declare and pay a dividend to its shareholders if, after giving effect to such dividend, the corporation would be able to pay its debts in the ordinary course of business and the corporation’s total assets exceed its liabilities.

Voting Rights

        All voting rights of First National are vested in the holders of First National Common Stock. In the election of directors, the shareholders of First National have the right to vote the number of shares owned by them for as many persons as there are directors to be elected. Alternatively, if (i) the notice of meeting or proxy statement authorizes cumulative voting, or (ii) a shareholder gives notice of his intent to vote cumulatively at least 48 hours before any shareholders meeting, shareholders may cumulate their votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

        First National’s articles of incorporation, which define the rights of shareholders, may be amended by the vote of a majority of shares at a meeting at which a majority of the outstanding shares is present, except as herein described under the caption “Certain Anti-takeover Provisions in First National’s Articles of Incorporation and Bylaws”.

Preemptive Rights

        Holders of Common Stock presently have no preemptive rights to subscribe to a pro rata share of any future offers of shares by First National. Therefore, future shares of Common stock or other securities may be offered to the investing public or to shareholders or to both at the discretion of the Board of Directors. If First National should decide to issue any or all of these shares, the effect would be to dilute the percentage ownership of the shareholders who do not acquire a pro rata portion of shares issued.

Liquidation Rights

        The holders of Common Stock are entitled to share equally in the net assets of First National in the event of liquidation or dissolution.

Shareholder Approval of Mergers

        Before First National can merge or consolidate with other corporations under West Virginia law, the affirmative vote of a majority of shares at a meeting at which a majority of the outstanding shares of each corporation is present is needed to approve such a merger or consolidation, unless the other corporation is a bank or bank holding company with principal offices in another state or is a national bank.

Certain Anti-takeover Provisions in First National’s Articles of Incorporation and Bylaws

        Article IX of First National’s Articles of Incorporation requires that the Board be divided into three classes of directors with each class being as nearly equal in number of directors as possible. This provision has the effect of making it more difficult and time-consuming for a shareholder who has acquired or controls a majority of First National’s Common Stock to gain immediate control of the Board of Directors or otherwise disrupt the management of First National. Unless the shareholder can gain the 75% vote of outstanding shares of common stock required by Article IX to amend the provisions regarding classifications or number of directors or to remove directors, it would not be possible for that shareholder to elect a majority of the directors at a single meeting of shareholders. Accordingly, it takes at least two annual meetings to change the composition of a majority of the Board of Directors. This provision has the effect of making it more difficult for a shareholder to elect a director pursuant to the exercise of his cumulative voting rights. However, the Board believes that the benefits to First National and its shareholders of encouraging prior consultation and negotiation between First National and potential acquirers outweigh the disadvantages of discouraging any such proposals.

        Section III of the Bylaws provides the manner in which nominations for the election of directors may be made by a shareholder. Although this provision does not give the Board of Directors any power to approve or disapprove shareholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if the procedures established are not followed and may discourage a third party from conducting a solicitation of proxies to elect its own slate of directors.

        First National’s Articles of Incorporation provide a “fair price” provision concerning business combinations, such as mergers or consolidations. The fair price provision requires the approval of the holders of 50% of the shares of First National deemed independently owned as a condition to specified transactions with an “interested person”, except in cases in which certain price criteria and procedural requirements are satisfied or the transaction is recommended to the shareholders by a majority of the disinterested directors. The Articles define “interested person” as any person who beneficially owns 10% or more of the outstanding shares of common stock. This provision may only be amended by the holders of at least 75% of the outstanding shares of common stock entitled to vote.

Rights of Dissenting Shareholders

        Shareholders of First National who do not vote all of the shares which they are entitled to vote for a proposed merger or consolidation of First National with any corporation or who give notice at or prior to a shareholders’ meeting at which such vote is to be taken that they dissent from the merger or consolidation, may require First National to purchase in cash those shares so held by them when such merger or consolidation is consummated.

Directors

        The Bylaws of First National authorize its Board of Directors to designate the number of directors of the corporation within a range of 5 to 25. Currently, First National’s Board consists of eleven directors.

ITEM 2. EXHIBITS.

The following exhibits are filed as a part of this Registration Statement:

(3)i      Articles of Incorporation of Registrant                                                                                                                                                            ( a )

(3)ii      By-laws of Registrant                                                                                                                                                                                         ( a )

        ( a ) Incorporated by reference to exhibits to First National Bankshares Corporation’s Form 10-Q Quarterly Report dated September 30, 1999 filed with the Securities and Exchange Commission on or about November 10, 1999.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST NATIONAL BANKSHARES CORPORATION

By: /s/ L. Thomas Bulla
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: January 31, 2003